Filed Pursuant to Rule 424(b)(4) File No. 333-233389

File No. 333-233855

PROSPECTUS

$36,000,000

JMP Group LLC

6.875% Senior Notes due 2029

JMP Group LLC is offering $36,000,000 aggregate principal amount of its 6.875% senior notes due 2029 (the “notes”). Interest on the notes will accrue from September 26, 2019, and will be paid quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, commencing on December 30, 2019. The notes will mature on September 30, 2029. We may redeem the notes in whole or in part on or after September 30, 2021, at our option at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption, as described under “Description of Notes—Optional Redemption.” The notes will be issued in denominations of $25 and in integral multiples thereof.

The notes will be the senior unsecured obligations of JMP Group LLC, will rank equally with all of its existing and future senior unsecured indebtedness and will be senior to any other indebtedness expressly made subordinate to the notes. The notes will be effectively subordinated to all of our existing and future secured indebtedness (to the extent of the value of the assets securing such indebtedness) and structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus and in the documents incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We intend to apply to list the notes on the New York Stock Exchange (“NYSE”). The listing application will be subject to approval by the NYSE. We expect listing of the notes on the NYSE to occur within 30 days after the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time.

	Price to Public(1)	Underwriting Discount(2)	Proceeds to JMP Group LLC Before Expenses(1)
Per note	$25.00	$0.7875	$24.2125
Total notes	$36,000,000	$1,134,000	$34,866,000

________________

(1)	Plus accrued interest, if any, from September 26, 2019, if settlement occurs after that date.
(2)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

The underwriters expect to deliver the notes to purchasers in book-entry only form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about September 26, 2019.

Joint Book-Running Managers

UBS Investment Bank	Morgan Stanley

Co-Managers

JMP Securities	Wedbush Securities

The date of this prospectus is September 19, 2019.

i

About this Prospectus

You should rely only on the information contained in or incorporated by reference into this prospectus and any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus, the documents incorporated by reference herein and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, the documents incorporated by reference herein and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents we have referred you to in the sections of this prospectus entitled “Incorporation of Certain Information by Reference” and “Where You Can Find Additional Information.”

As used in this prospectus, except as otherwise provided herein or unless the context otherwise requires:

●	References to “we,” “us,” “our,” and the “Company,” unless the context requires otherwise, are to JMP Group LLC and its consolidated subsidiaries.

●	References to the “issuer” are to JMP Group LLC, the issuer of the notes.

●	References to the “notes” refer to the 6.875% senior notes due 2029 offered hereby.

●

References to our 8.00% Senior Notes refer to JMP Group Inc.’s outstanding 8.00% Senior Notes due 2023 and references to our 7.25% Senior Notes refer to JMP Group Inc.’s outstanding 7.25% Senior Notes due 2027 (together with the 8.00% Senior Notes, the “Senior Notes”) described under “Description of Certain Indebtedness.”

Cautionary Note Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such statements include, without limitation, statements regarding our expectations, hopes or intentions regarding the future. These forward looking statements can often be identified by their use of words such as “expect,” “believe,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “seek,” “estimate,” “should,” “may” and “assume,” as well as variations of such words and similar expressions referring to the future. They also include statements concerning anticipated revenues, income or loss, capital expenditures, dividends, capital structure or other financial terms. For a non-exhaustive list of factors that could cause future results to differ materially from those expressed or implied by forward-looking statements or from historical results, please refer to the “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2018.

Forward-looking statements involve certain risks and uncertainties, many of which are beyond our control. If any of those risks and uncertainties materialize, actual results could differ materially from those discussed in any such forward-looking statement. Additional factors that could cause actual results to differ materially from those discussed in forward-looking statements are those discussed under the heading “Risk Factors” in this prospectus and in other sections of our Annual Report on Form 10-K for the year ended December 31, 2018, and elsewhere in the documents incorporated by reference into this prospectus. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” for information about how to obtain copies of those documents.

All forward-looking statements in this prospectus and the documents incorporated by reference into this prospectus are made only as of the date of the document in which they are contained, based on information available to us as of the date of that document, and we caution you not to place undue reliance on forward-looking statements in light of the risks and uncertainties associated with them. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

Summary

This summary highlights selected information appearing elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read the entire prospectus, including the section entitled “Risk Factors,” along with the financial data and related notes and the other documents that we incorporate by reference into this prospectus.

About JMP Group LLC

JMP Group LLC, together with its subsidiaries, is a diversified capital markets firm. We provide investment banking, sales and trading, and equity research services to corporate and institutional clients as well as alternative asset management products and services to institutional investors and high-net-worth individuals. In addition, we manage and invest in corporate credit instruments through collateralized loan obligations and direct investments, and we serve as the investment advisor to a business development company under the Investment Company Act of 1940.

We currently operate from our headquarters in San Francisco and from additional offices in New York, Boston, Chicago, West Palm Beach and the Minneapolis area. Our focus on four target industries—technology, healthcare, financial services and real estate—and on four revenue-producing business lines—investment banking, sales and trading, equity research and asset management—has created a diversified business model, especially when compared to that of our more specialized competitors. Over the years, we have been able to balance fluctuating revenue streams from our investment banking activities, asset management incentive fees and principal investments with more stable revenue streams from our sales and trading activities and asset management base fees. In addition, our target industries have historically performed, in certain respects, counter-cyclically to one another, enabling us to generate revenues in various economic and capital markets environments.

We provide our corporate clients with a wide variety of services, including strategic financial advice and capital raising solutions, sales and trading support, and equity research coverage. We provide institutional investors with capital markets intelligence and investment recommendations about individual equities that are not widely followed. We believe that our concentration on small and middle-market companies, as well as our broad range of product offerings, positions us as a leader in what has traditionally been an underserved, though high-growth, market.

We conduct our investment banking and institutional brokerage business through JMP Securities LLC (“JMP Securities”); our asset management business through Harvest Capital Strategies LLC (“HCS”), JMP Asset Management LLC (“JMPAM”) and HCAP Advisors LLC (“HCAP Advisors”); and certain principal investments through JMP Investment Holdings LLC (“JMP Investment Holdings”), JMP Capital LLC (“JMP Capital”) and other subsidiaries.

Corporate Information

JMP Group Inc. was incorporated in Delaware in January 2000, and JMP Group LLC was formed in Delaware in August 2014. JMP Group Inc. completed its initial public offering in May 2007 and a reorganization transaction in January 2015, pursuant to which JMP Group Inc. became a wholly owned subsidiary of JMP Group LLC (the “Reorganization Transaction”). As a result of the Reorganization Transaction, JMP Group LLC became the successor issuer to JMP Group Inc. pursuant to Rule 12g-3(a) under the Exchange Act. References to JMP Group LLC in this prospectus or the documents incorporated by reference herein that include any period before the effectiveness of the Reorganization Transaction shall be deemed to refer to JMP Group Inc.

On January 31, 2019, JMP Group LLC filed an election with the U.S. Internal Revenue Service (the “IRS”) to be treated as C corporation for tax purposes, rather than a partnership, going forward. The election was approved and became retroactively effective as of January 1, 2019.

Our headquarters are located at 600 Montgomery Street, Suite 1100, San Francisco, California 94111, and our telephone number is (415) 835-8900. Our website address is www.jmpg.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Offering

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of Notes” for a more detailed description of the terms and conditions of the notes. All capitalized terms not defined herein have the meanings specified in “Description of Notes.”

Issuer	JMP Group LLC

Notes Offered	$36,000,000 aggregate principal amount of 6.875% senior notes due 2029.

Offering Price	100% of the principal amount.

Maturity	The notes will mature on September 30, 2029, unless redeemed prior to maturity.

Interest Rate and Payment Dates

Interest of 6.875% per annum on the principal amount of the notes will be payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, commencing on December 30, 2019, and at maturity.

Ranking

The notes will be the senior unsecured obligations of JMP Group LLC, will rank equally in right of payment with all of its existing and future senior unsecured indebtedness, including its guarantees of JMP Group Inc.’s 8.00% Senior Notes and 7.25% Senior Notes, and will be senior to any other indebtedness expressly made subordinate to the notes. The notes will be effectively subordinated in right of payment to all of the existing and future secured obligations of JMP Group LLC to the extent of the value of the assets securing such indebtedness.

The notes will not be guaranteed by any subsidiaries of JMP Group LLC. The notes will be structurally subordinated to all existing and future indebtedness and liabilities of JMP Group LLC’s subsidiaries, including the 8.00% Senior Notes and 7.25% Senior Notes issued by JMP Group Inc. and guaranteed by JMP Group LLC and its wholly owned direct subsidiary, JMP Investment Holdings, which wholly owns JMP Group Inc.

As of June 30, 2019, we had $101.8 million aggregate principal amount of consolidated outstanding indebtedness, principally consisting of $36.0 million of JMP Group Inc.’s 8.00% Senior Notes and $50.0 million of JMP Group Inc.’s 7.25% Senior Notes, $15.0 million of borrowings under our Credit Agreement and letters of credit outstanding under this facility supporting office lease obligations of approximately $1.1 million in the aggregate, with approximately $8.9 million principal amount of additional borrowing availability thereunder. On July 18, 2019, we redeemed $11.0 million aggregate principal amount of the 8.00% Senior Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. For further discussion, see “Description of Certain Indebtedness.”

Optional Redemption

We may redeem the notes, in whole or in part, on or after September 30, 2021, at our option, at any time and from time to time, prior to maturity at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. See “Description of Notes—Optional Redemption” for additional details.

Use of Proceeds

We intend to use the net proceeds from this offering to redeem up to all of the $25.0 million outstanding principal amount of the 8.00% Senior Notes and the remainder, if any, will be used for general corporate purposes. For additional information, see “Use of Proceeds.”

This prospectus should not be construed as a notice of redemption for the 8.00% Senior Notes.

Further Issuances

We may create and issue further notes ranking equally and ratably with the notes in all respects, so that such further notes shall constitute and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes; provided that such further notes are fungible for U.S. federal income tax purposes with the notes.

Listing

We intend to apply to list the notes on the NYSE. The listing application will be subject to approval by the NYSE. We expect listing of the notes on the NYSE to occur within 30 days after the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time. Currently, there is no public market for the notes. We have been advised by the underwriters that they presently intend to make a market in the notes should the notes not be approved for listing, but they are not obligated to do so and may discontinue market-making with respect to the notes at any time without notice. See “Underwriting” in this prospectus for more information about possible market-making by the underwriters.

Form and Denomination	The notes will be issued in fully registered form in denominations of $25 and integral multiples thereof.

Trustee and Paying Agent	U.S. Bank National Association

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

Risk Factors

Investment in the notes involves risk. See “Risk Factors” and all other information included in this prospectus and the documents incorporated by reference herein for a discussion of factors that should be considered before investing in the notes.

Extended Settlement

It is expected that delivery of the notes will be made against payment therefor on or about September 26, 2019, which is the fifth business day following the date of this prospectus (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

Conflicts of Interest

JMP Securities LLC, our wholly owned subsidiary, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and will participate in distributions of the offered securities. Therefore, a “conflict of interest” exists for JMP Securities LLC within the meaning of FINRA Rule 5121(f)(5)(B). Additionally, JMP Securities LLC and one or more of its affiliates, as defined in FINRA Rule 5121, will have a conflict of interest as defined in FINRA Rule 5121(f)(5)(c)(ii) due to the receipt of more than 5% of the net offering proceeds. Accordingly, this offering will be conducted pursuant to FINRA Rule 5121. In accordance with that rule, no “qualified independent underwriter” is required because JMP Securities LLC is not primarily responsible for managing the offering. To comply with FINRA Rule 5121, client accounts over which JMP Securities LLC or any affiliate has investment discretion are not permitted to purchase the notes, either directly or indirectly, without the specific written approval of the accountholder. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Risk Factors

Before you invest in our notes, you should know that making such an investment involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the information incorporated by reference herein, including risk factors contained in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2018, before purchasing the notes offered pursuant to this prospectus. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks actually occurs, our business, financial condition or results of operations could be negatively affected and you could lose all or part of your investment.

Risks Relating to This Offering

Increased leverage as a result of this offering may harm our financial condition and results of operations.

As of June 30, 2019, we had $101.8 million aggregate principal amount of consolidated outstanding indebtedness, principally consisting of $36.0 million of JMP Group Inc.’s 8.00% Senior Notes and $50.0 million of JMP Group Inc.’s 7.25% Senior Notes, $15.0 million of borrowings under our Credit Agreement and letters of credit outstanding under this facility supporting office lease obligations of approximately $1.1 million in the aggregate, with approximately $8.9 million principal amount of additional borrowing availability thereunder. On July 18, 2019, we redeemed $11.0 million aggregate principal amount of the 8.00% Senior Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. Our level of indebtedness could have important consequences to you, because:

●	it could affect our ability to satisfy our financial obligations, including those relating to the notes;

●

a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

●	it may impair our ability to obtain additional financing in the future;

●	it may limit our ability to refinance all or a portion of our indebtedness on or before maturity;

●	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

●	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the notes, we could be in default on the notes, and this default could cause us to be in default on our other outstanding indebtedness. Conversely, a default on our other outstanding indebtedness may cause a default under the notes. See “Description of Certain Indebtedness.” In addition, we may incur additional indebtedness in the future, and, as a result, the related risks that we now face, including those described above, could intensify. A default, if not waived, could result in acceleration of the debt outstanding under the related agreement. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us. The indenture for the notes will not restrict our ability to incur additional indebtedness.

The notes will be unsecured and will be effectively subordinated to all of JMP Group LLC’s existing and future secured indebtedness.

The notes will be unsecured and will be effectively subordinated in right of payment to all of JMP Group LLC’s existing or future secured indebtedness to the extent of the value of the assets securing such indebtedness. We may incur additional secured indebtedness in the future. Upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our secured debt will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt and to be paid in full from the assets securing that secured debt before any payment may be made with respect to the notes. In that event, because the notes will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of the notes can be satisfied or, if any assets remain, that the remaining assets will be insufficient to satisfy those claims in full or at all. If the value of such remaining assets is less than the aggregate outstanding principal amount of the notes and all other debt ranking equally in right of payment with the notes, we may be unable to satisfy our obligations under the notes. In addition, if we fail to meet our payment or other obligations under any secured debt we have or may incur, the holders of such secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on the notes. As a result, you may lose a portion or the entire value of your investment in the notes.

Claims of noteholders will be effectively subordinated to the claims of JMP Group LLC’s subsidiaries’ creditors and equal in right of payment to the claims of the holders of the Senior Notes against our guarantee thereof.

The notes are the obligations of JMP Group LLC, but the notes will not be the obligations of any subsidiaries of JMP Group LLC or any other party, including JMP Group Inc., the issuer of the 8.00% Senior Notes and 7.25% Senior Notes and JMP Investment Holdings, as a guarantor of such Senior Notes. None of JMP Group LLC’s subsidiaries will guarantee the notes and the notes are not required to be guaranteed by any subsidiary that JMP Group LLC may acquire or create in the future. JMP Group LLC is a holding company. Substantially all of our operations are conducted through our subsidiaries, including JMP Group Inc. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us would be subject to regulatory or contractual restrictions and the ability to meet their own obligations, including JMP Group Inc.’s ability to meet its payment obligations under the Senior Notes and JMP Investment Holdings meeting its guarantee obligations thereof. See “Description of Certain Indebtedness” in this prospectus. Payments to us by our subsidiaries also will be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and, therefore, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including the holders of the 8.00% Senior Notes and 7.25% Senior Notes and other senior and subordinated debtholders and general trade creditors. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors of our subsidiaries, including the holders of the 8.00% Senior Notes and 7.25% Senior Notes, will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the notes will be structurally subordinated to all indebtedness and other liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Our subsidiaries may incur substantial indebtedness in the future, all of which would be structurally senior to the notes.

Furthermore, we guarantee each series of Senior Notes on a senior unsecured basis. If we are unable to meet our obligations under our guarantee of the Senior Notes, we may be required to seek new financing, which may not be obtainable on terms that are acceptable to us, or seek other sources of funding, including asset divestitures. Our inability to meet our obligations under our guarantee of the Senior Notes could also result in a default that, if not waived, could result in an acceleration of the notes which could further harm our ability to refinance or otherwise fund our obligations under the notes and our guarantee of the Senior Notes. All claims against our guarantee by the holders of the Senior Notes will rank equally in right of payment with our other senior unsecured indebtedness, including the notes.

We have made only limited covenants in the indenture governing the notes, and these limited covenants may not protect your investment.

The indenture governing the notes does not:

●

require us to maintain any financial ratios or specific levels of net worth, revenues, income or cash flows and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

●	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

●	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

●	restrict our subsidiaries’ ability to issue securities that would be senior to the equity interests of our subsidiaries held by us;

●	restrict our ability to repurchase our securities;

●	restrict our ability to pledge our assets or those of our subsidiaries; or

●

restrict our ability to make investments or to pay dividends or make other payments in respect of our shares representing limited liability company interests or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control and does not require us to repurchase the notes upon a change of control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations that could substantially affect our capital structure and the value of the notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

We may redeem the notes before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem all or a portion of the notes at any time on or after September 30, 2021. The redemption price will equal the principal amount being redeemed, plus accrued and unpaid interest to, but not including, the redemption date. See “Description of the Notes—Optional Redemption.” If a redemption does occur, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the notes.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are a new issue of securities for which there is currently no public market. Although we intend to apply to list the notes on the NYSE, we cannot assure you that the notes will be approved for listing. The notes have not been approved for listing as of the date of this prospectus. In addition, we will have no obligation to maintain and may terminate any listing of the notes on the NYSE without the consent of the holders of such notes. We have been advised by the underwriters that they presently intend to make a market in the notes should the notes not be approved for listing, but they are not obligated to do so and may discontinue market-making with respect to the notes at any time without notice. If such a market were to develop, on the NYSE or otherwise, the notes could trade at prices which may be higher or lower than the initial offering price depending on many factors independent of our creditworthiness, including, among other things:

●	the time remaining to the maturity of the notes;

●	their subordination to the existing and future liabilities of our company and our subsidiaries;

●	the outstanding principal amount of the notes; and

●	the level, direction and volatility of market interest rates generally.

Our credit rating may not reflect all risks of your investment in the notes.

The credit rating assigned to the notes is limited in scope, and does not address all material risks relating to an investment in the notes, but rather reflects only the view of the rating agency at the time the rating is issued. There can be no assurance that such credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency, if, in such rating agency’s judgment, circumstances so warrant. Credit ratings are not a recommendation to buy, sell or hold any security. An agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit rating, including any announcement that our rating is under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

We will have broad discretion to use the proceeds from this offering if we do not redeem the 8.00% Senior Notes.

This offering is not conditioned on the issuance of a redemption notice for the 8.00% Senior Notes and we will have sole discretion on the amount and timing of any such redemption. If we choose to redeem less than the entire outstanding amount of 8.00% Senior Notes, or choose not to redeem the 8.00% Senior Notes at all, then we will have broad discretion to allocate the proceeds of this offering for general corporate purposes and we may not be able to allocate these proceeds for other productive uses or in a manner that will offer a favorable return to investors.

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $34.3 million after discounts, commissions and expenses related to this offering. We intend to use the net proceeds from this offering to redeem up to all of the $25.0 million outstanding principal amount of the 8.00% Senior Notes, which mature on January 15, 2023. The 8.00% Senior Notes are currently redeemable in whole or in part at any time or from time to time at our option upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the principal amount redeemed plus accrued and unpaid interest on the 8.00% Senior Notes being redeemed. The amount and timing of any such redemption is at our discretion. Pending such application, such proceeds may be temporarily invested in short-term marketable securities or applied to the reduction of short-term indebtedness. Any remaining net proceeds from this offering will be used for general corporate purposes.

This prospectus should not be construed as a notice of redemption for the 8.00% Senior Notes.

Capitalization

The following table sets forth our capitalization as of June 30, 2019:

●	On an actual basis; and

●	On an as adjusted basis to give effect to this offering as if it occurred on that date.

The table below does not give effect to any redemption of our 8.00% Senior Notes with proceeds from this offering, the amount and timing of which we have not yet determined.

You should read the data set forth in the table below in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus, as well as our unaudited financial statements and the accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, and incorporated by reference herein.

	As of June 30, 2019
(In thousands, except share data)	Actual	As adjusted
Cash and cash equivalents(1)	$52,901	$87,187
Restricted cash	$1,221	$1,221

Liabilities:
Marketable securities sold, but not yet purchased, at fair value	$2,724	$2,724
Accrued compensation	13,672	13,672
Interest payable	1,153	1,153
Note payable(2)	15,812	15,812
8.00% Senior Notes (net of debt issuance costs and elimination of $551)(1)	35,449	35,449
7.25% Senior Notes (net of debt issuance costs of $1,743)	48,257	48,257
6.875% senior notes due 2029 offered hereby (net of debt issuance costs and discount of $1,714)	–	34,286
Operating lease liability	26,482	26,482
Other liabilities	17,252	17,252
Total liabilities	160,801	195,087

JMP Group LLC shareholders’ equity
Common shares, $0.001 par value, 100,000,000 shares authorized; 22,780,052 shares issued and 19,302,478 shares outstanding	$23	$23
Additional paid-in capital	134,332	134,332
Treasury shares, at cost, 3,477,574 shares	(15,876)	(15,876)
Accumulated other comprehensive loss	(2,569)	(2,569)
Accumulated deficit	(40,469)	(40,469)
Total JMP Group LLC shareholders’ equity	75,441	75,441
Nonredeemable Non-controlling interest	(269)	(269)
Total equity	75,172	75,172
Total liabilities and equity	$235,973	$270,259

________________

(1)

On July 18, 2019, we redeemed $11.0 million aggregate principal amount of the 8.00% Senior Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption, which was funded with cash on hand.

(2)

As of June 30, 2019, we had $15.0 million of borrowings outstanding under our Credit Agreement and letters of credit outstanding under this facility supporting office lease obligations of approximately $1.1 million in the aggregate, with approximately $8.9 million principal amount of additional borrowing availability thereunder.

Description of Certain Indebtedness

Senior Notes

In January 2013, JMP Group Inc. completed an underwritten public offering of $46.0 million aggregate principal amount of 8.00% Senior Notes. In connection with the Reorganization Transaction, on January 1, 2015, JMP Group LLC and JMP Investment Holdings became guarantors of JMP Group Inc. with respect to the 8.00% Senior Notes. The 8.00% Senior Notes will mature on January 15, 2023, and may be redeemed in whole or in part at any time or from time to time at JMP Group Inc.’s option on or after January 15, 2016, on not less than 30 or more than 60 days’ prior notice mailed to the holders of the 8.00% Senior Notes. The 8.00% Senior Notes are redeemable at a redemption price equal to the principal amount redeemed plus accrued and unpaid interest to, but not including, the redemption date. The 8.00% Senior Notes bear interest at a rate of 8.00% per year, payable quarterly on January 15, April 15, July 15 and October 15 of each year, beginning on April 15, 2013. The 8.00% Senior Notes are listed on the NYSE and trade under the symbol “JMPB.”

On July 31, 2018, we redeemed $10.0 million aggregate principal amount of the 8.00% Senior Notes, and we redeemed an additional $11.0 million aggregate principal amount of the 8.00% Senior Notes on July 18, 2019, leaving $25.0 million aggregate principal amount of 8.00% Senior Notes outstanding.

In November 2017, JMP Group Inc. completed an underwritten public offering of $50.0 million aggregate principal amount of 7.25% Senior Notes. The 7.25% Senior Notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by JMP Group LLC and JMP Investment Holdings. The 7.25% Senior Notes will mature on November 15, 2027, and may be redeemed in whole or in part at any time or from time to time at JMP Group Inc.’s option on or after November 28, 2020, on not less than 30 or more than 60 days’ prior notice mailed to the holders of the 7.25% Senior Notes. The 7.25% Senior Notes will be redeemable at a redemption price equal to the principal amount redeemed plus accrued and unpaid interest to, but not including, the redemption date. The 7.25% Senior Notes bear interest at a rate of 7.25% per year, payable quarterly on February 15, May 15, August 15 and November 15 of each year, beginning on November 28, 2017. The 7.25% Senior Notes are listed on the NYSE and trade under the symbol “JMPD.”

The Senior Notes were issued pursuant to an indenture with U.S. Bank National Association, as trustee. The indenture, as subsequently amended and supplemented, contains a minimum liquidity covenant that obligates JMP Group Inc. and the guarantors with respect to the 8.00% Senior Notes, on an aggregate basis, to maintain liquidity of at least an amount equal to the lesser of (i) the aggregate amount due on the next eight scheduled quarterly interest payments on the 8.00% Senior Notes, or (ii) the aggregate amount due on all remaining scheduled quarterly interest payments on the 8.00% Senior Notes until the maturity of the 8.00% Senior Notes. The indenture also contains customary events of default and cure provisions. If an uncured default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the 8.00% Senior Notes or the 7.25% Senior Notes, as the case may be, may declare the respective Senior Notes immediately due and payable.

The notes offered hereby will be issued under a different indenture from the Senior Notes, will be a separate series of notes, will not vote together with any of the Senior Notes and will not trade with any of the Senior Notes. See “Description of Notes.”

We intend to use the net proceeds from this offering to redeem all of the $25.0 million outstanding principal amount of the 8.00% Senior Notes. This prospectus should not be construed as a notice of redemption for the 8.00% Senior Notes.

Lines of Credit

Our Credit Agreement (the “Credit Agreement”), dated as of April 30, 2014, between JMP Holding LLC (“JMP Holding”) and City National Bank (“CNB”), as subsequently amended, provides a $25.0 million revolving line of credit through December 31, 2020. On such date, if the revolving period has not been previously extended, any outstanding amounts under the revolving line of credit would convert to a term loan. The converted term loan must be repaid in 12 quarterly installments commencing on January 1, 2021, with each of the first six installments being equal to 3.75% of the principal amount of the converted term loan and each of the next six installments being equal to 5.0% of the principal amount of the converted term loan. A final payment of all remaining principal and interest due under the converted term loan must be made at the earlier of (i) December 31, 2023; or (ii) if certain liquidity requirements are not satisfied by JMP Group LLC, the date that is last day of the fiscal quarter ending most recently (but no less than 60 days) prior to the earliest maturity date of any senior unsecured notes issued by JMP Group Inc. then outstanding. Proceeds for this line of credit may be used, on a revolving basis, to fund specified permitted investments in collateralized loan obligation vehicles. In addition, up to $5.0 million of this line of credit may be used, on a revolving basis, to fund other types of permitted investments and acquisitions and for working capital. As of June 30, 2019, JMP Holding had drawn $15.0 million against this line of credit and, in addition, had letters of credit outstanding under this facility supporting office lease obligations of approximately $1.07 million in the aggregate.

The Credit Agreement contains financial and other covenants, including, but not limited to, limitations on debt, liens and investments, as well as the maintenance of certain financial covenants. A violation of any one of these covenants could result in a default under the Credit Agreement, which would permit CNB to terminate our note and require the immediate repayment of any outstanding principal and interest. In addition, our subsidiaries are restricted under the Credit Agreement under certain circumstances from making distributions to us if an event of default has occurred under the Credit Agreement. As of June 30, 2019, we were in compliance with the loan covenants.

JMP Holding’s obligations under the Credit Agreement are guaranteed by all of its wholly owned subsidiaries (other than JMP Securities and certain dormant subsidiaries) and are secured by substantially all of its and the guarantors’ assets. In addition, we have entered into a limited recourse pledge agreement whereby we have granted a lien on all of our equity interests in JMP Investment Holdings and JMPAM to secure JMP Holding’s obligations under the Credit Agreement.

Separately, under a Revolving Note and Cash Subordination Agreement, JMP Securities holds a $20.0 million revolving line of credit with CNB to be used for regulatory capital purposes during its securities underwriting activities. The unused portion of the line accrues an unused fee at the rate of 0.25% per annum, payable monthly. On June 6, 2020, any outstanding amount under the line will convert to a term loan maturing the following year. There was no borrowing on this line of credit as of June 30, 2019.

Description of Notes

We will issue the notes under a base indenture, to be dated as of the date of initial issuance of the notes, between us and U.S. Bank National Association, as trustee (the “trustee”), as supplemented by a supplemental indenture with respect to the notes. In this section, we refer to the base indenture (the “base indenture”), as supplemented by the supplemental indenture (the “supplemental indenture”), collectively as the “indenture.” The terms of the notes include those expressly set forth in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

This description of notes is intended to be an overview of the material provisions of the notes. The following summary of the terms of the notes and the indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. You may request a copy of the indenture from us as described under “Where You Can Find Additional Information.” We urge you to read the indenture and the form of the note contained therein in their entirety, because those documents, and not this description, define your legal rights as a holder of the notes.

For purposes of this description, the terms “JMP,” “Company,” “we,” “us” and “our” refer only to JMP Group LLC and not to any of its subsidiaries, unless we specify otherwise.

General

The notes will be issued in an initial aggregate principal amount of $36,000,000. We may, without the consent of holders of the notes, increase the aggregate principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any difference in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby, provided that such additional notes are fungible with the notes offered hereby for U.S. federal income tax purposes. The notes offered by this prospectus and any additional notes would rank equally and ratably and would be treated as a single series of notes for all purposes under the indenture.

The notes will not be guaranteed by our subsidiaries.

The notes will be issued only in fully registered, book-entry form, in denominations of $25 and integral multiples thereof, except under the limited circumstances described below under “—Certificated Securities” in this prospectus.

The indenture does not contain any provisions that would necessarily protect holders of notes if we become involved in a highly leveraged transaction, reorganization, merger or other similar transaction that adversely affects us or them.

Optional Redemption

We may, at our option, at any time and from time to time, on or after September 30, 2021, redeem the notes in whole or in part on not less than 30 nor more than 60 days’ prior notice mailed to the holders of the notes. The notes will be redeemable at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

On and after any redemption date, interest will cease to accrue on the notes called for redemption. On or prior to any redemption date, we are required to deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If we are redeeming less than all of the notes, the trustee under the indenture must select the notes to be redeemed by such method as the trustee deems fair and appropriate in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

Listing

We intend to apply to list the notes on the NYSE. The listing application will be subject to approval by the NYSE. We expect trading in the notes to begin within 30 days after the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time.

Interest

Interest on the notes will accrue at the rate of 6.875% per year from and including September 26, 2019, or the most recent interest payment date to which interest has been paid, and will be payable quarterly in arrears on each March 30, June 30, September 30 and December 30 of each year, commencing on December 30, 2019. We will pay interest to those persons who were holders of record of such notes on the 15th day of the month corresponding to an interest payment date: March 15, June 15, September 15 and December 15, the record date preceding each interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will not provide a sinking fund for the notes.

If any interest payment date or the stated maturity date is not a business day, the payment otherwise required to be made on such date will be made on the next business day without any additional payment as a result of such delay. The term “business day” means, with respect to any note, any day, other than a Saturday, Sunday or any other day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close. All payments will be made in U.S. dollars.

Ranking

The notes will be our general unsecured senior obligations that rank senior in right of payment to our future indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally with all our other unsecured senior indebtedness. The notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will also be effectively subordinated to all liabilities, including trade payables and lease obligations, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon a liquidation or reorganization of that subsidiary, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available for payment on the notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, may depend on the earnings or financial condition of our subsidiaries and are subject to various business considerations. As a result, we may be unable to gain significant, if any, access to the cash flow or assets of our subsidiaries.

The indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee. As of June 30, 2019, we had $101.8 million aggregate principal amount of consolidated outstanding indebtedness, principally consisting of $36.0 million of JMP Group Inc.’s 8.00% Senior Notes and $50.0 million of JMP Group Inc.’s 7.25% Senior Notes, $15.0 million of borrowings under our Credit Agreement and letters of credit outstanding under this facility supporting office lease obligations of approximately $1.1 million in the aggregate, with approximately $8.9 million principal amount of additional borrowing availability thereunder. On July 18, 2019, we redeemed $11.0 million aggregate principal amount of the 8.00% Senior Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

Maturity

The notes will mature on September 30, 2029.

Certain Covenants

Payment of Principal, Interest or Additional Amounts. The Company will duly and punctually pay the principal of and interest on and any additional amounts payable with respect to, the notes in accordance with their terms.

Maintenance of Office or Agency. The Company will be required to maintain an office or agency in each place of payment for the notes for notice and demand purposes and for the purposes of presenting or surrendering notes for payment, registration of transfer, or exchange.

Reports. So long as any notes are outstanding under the indenture, the Company will file with the trustee, within 30 days after the Company has filed the same with the SEC, unless such reports are available on the SEC’s EDGAR filing system (or any successor thereto), copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which the Company may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Consolidation, Merger and Sale of Assets

The indenture provides that the Company may not directly or indirectly consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets and properties and the assets and properties of its subsidiaries (taken as a whole) to another person in one or more related transactions unless the successor person is a person organized under the laws of any domestic jurisdiction and assumes the Company’s obligations on the notes and under the indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and that certain other conditions are met.

Events of Default, Notice and Waiver

The following are events of default under the indenture:

●	failure by us to pay the principal on any note when due, whether at maturity, upon redemption or otherwise;

●	failure by us to pay an installment of interest on any note when due, if the failure continues for 30 days after the date when due;

●	failure by us to comply with our obligations under “—Consolidation, Merger and Sale of Assets” above;

●

failure by us to comply with any other term, covenant or agreement contained in the notes or the indenture, if such failure is not cured within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

●

a default by us or any of our significant subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $10.0 million or more, or acceleration of our or any of our significant subsidiaries’ indebtedness for money borrowed in such aggregate principal amount then outstanding of $10.0 million or more so that it becomes due and payable before the date on which it would otherwise have become due and payable;

●

failure by us or any of our significant subsidiaries, within 30 days, to pay, bond or otherwise discharge any final, non-appealable judgments or orders for the payment of money the total uninsured amount of which for us or any of our significant subsidiaries exceeds $10.0 million, which are not stayed on appeal; and

●

certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Exchange Act) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest on, all notes will automatically become immediately due and payable.

Notwithstanding the paragraph above, for the first 360 days immediately following an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) our failure to comply with our reporting obligations to the trustee set forth under the heading “—Certain Covenants—Reports” above, the sole remedy for any such event of default shall be the accrual of additional interest on the notes at a rate per annum equal to (i) 0.25% of the outstanding principal amount of the notes for the first 180 days following the occurrence of such event of default and (ii) 0.50% of the outstanding principal amount of the notes for the next 180 days after the first 180 days following the occurrence of such event of default, in each case, payable quarterly at the same time and in the same manner as regular interest on the notes. This additional interest will accrue on all outstanding notes from, and including the date on which such event of default first occurs to, and including, the 360th day thereafter (or such earlier date on which such event of default shall have been cured or waived). In addition to the accrual of such additional interest, on and after the 360th day immediately following an event of default relating to such reporting obligations, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable.

After any acceleration of the notes, the holders of a majority in aggregate principal amount of the notes by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

●	the rescission would not conflict with any order or decree;

●	all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

●	certain amounts due to the trustee are paid.

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

●	in the payment of principal of, or interest on, any note; or

●	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under the indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, except as described in the following sentence, the trustee must mail to each registered holder of notes a notice of the default or event of default within 30 days after receipt of the notice. The trustee need not mail the notice if the default or event of default:

●	has been cured or waived; or

●

is not in the payment or delivery of any amounts due (including principal or interest) with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of the holders.

Limitation on Suits

The indenture limits the right of holders of the notes to institute legal proceedings. No holder will have the right to bring a claim under the indenture unless:

●	the holder has previously given written notice to the trustee that an event of default with respect to the notes is continuing;

●

the holders of not less than 25% of the aggregate outstanding principal amount of the notes shall have made a written request to the trustee to pursue the claim and furnished the trustee, if requested, security or an indemnity satisfactory to the trustee against any loss, liability or expense;

●	the trustee does not comply within 60 days of receipt of the request and the offer of security or indemnity; and

●	during such 60-day period, no direction inconsistent with a request has been given to the trustee by the holders of a majority of the aggregate principal amount of the notes.

Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Discharge, Defeasance and Covenant Defeasance

The indenture provides, with respect to the notes, that the Company may satisfy and discharge its obligations under the notes and the indenture if:

(a) all notes previously authenticated and delivered, with certain exceptions, have been accepted by the trustee for cancellation; or

(b) (i) the notes have become due and payable, or mature within one year, or all of them are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption and the Company irrevocably deposits in trust with the trustee, as trust funds solely for the benefit of the holders of such notes, for that purpose, money or governmental obligations or a combination thereof sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the trustee) to pay the entire indebtedness on the notes to maturity or redemption, as the case may be, and pays all other sums payable by it under the indenture; and

(ii) the Company delivers to the trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Notwithstanding such satisfaction and discharge, the obligations of the Company to compensate and indemnify the trustee, to pay additional amounts, if any, in respect of the notes in certain circumstances and the obligations of the Company and the trustee to hold funds in trust and to apply such funds pursuant to the terms of the indenture, with respect to issuing temporary notes, with respect to the registration, transfer and exchange of notes, with respect to the replacement of mutilated, destroyed, lost or stolen notes and with respect to the maintenance of an office or agency for payment, shall in each case survive such satisfaction and discharge.

Unless inapplicable to the notes pursuant to the terms thereof, the indenture provides that (i) the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the notes, and the provisions of the indenture will, except as noted below, no longer be in effect with respect to the notes (“defeasance”) and (ii) (1) the Company may omit to comply with the covenant under “—Consolidation, Merger and Sale of Assets” and any other additional covenants established pursuant to the terms of the notes, and such omission shall be deemed not to be an event of default under the third or fourth bullet point of the first paragraph of “—Events of Default, Notice and Waiver” and (2) the occurrence of any event described in the fifth bullet point of the first paragraph of “—Events of Default, Notice and Waiver” shall not be deemed to be an event of default, in each case with respect to the outstanding notes ((1) and (2) of this clause (ii), “covenant defeasance”); provided that the following conditions shall have been satisfied with respect to such series:

(a) the Company has irrevocably deposited in trust with the trustee as trust funds solely for the benefit of the holders of the notes, for payment of the principal of and interest of the notes, money or government obligations or a combination thereof sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the trustee) without consideration of any reinvestment to pay and discharge the principal of and accrued interest on the outstanding notes of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be;

(b) such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which the Company is a party or by which it is bound;

(c) no event of default or event which with notice or lapse of time would become an event of default with respect to the notes shall have occurred and be continuing on the date of such deposit;

(d) the Company shall have delivered to such trustee an opinion of counsel as described in the indenture to the effect that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the Company’s exercise of its option under this provision of the indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance had not occurred;

(e) the Company has delivered to the trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the defeasance contemplated have been complied with;

(f) if the notes are to be redeemed prior to their maturity, notice of such redemption shall have been duly given or in another manner satisfactory to the trustee; and

(g) any such defeasance or covenant defeasance shall comply with any additional or substitute terms provided for by the terms of the notes.

Notwithstanding a defeasance or covenant defeasance, the Company’s obligations with respect to the following in respect of the notes will survive with respect to the notes until otherwise terminated or discharged under the terms of the indenture or no notes are outstanding:

(a) the rights of holders of outstanding notes to receive payments in respect of the principal of, interest on or additional amounts, if any, payable in respect of, such notes when such payments are due from the trust referred in clause (a) in the preceding paragraph;

(b) the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and holding payments in trust;

(c) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s obligations in connection therewith; and

(d) the defeasance or covenant defeasance provisions of the indenture.

Modification and Waiver

The indenture provides that supplements to the indenture and the applicable supplemental indentures may be made by the Company and the trustee for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of notes, with the consent of the holders of a majority in principal amount of the outstanding notes; provided that no such supplemental indenture may, without the consent of the holder of each note affected thereby, among other things:

(a) change the stated maturity of the principal of, or any interest or additional amounts on, such notes, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest or any additional amounts thereon, or change in the ranking provisions of the indenture in any way that adversely affects the rights of any holders of the notes, or change the redemption provisions or adversely affect the right of repayment at the option of the holder, or change the place of payment or currency in which the principal of or any interest or additional amounts with respect to any note is payable, or impair or affect the right of any holder of notes to institute suit for the payment after such payment is due (except a rescission and annulment of acceleration with respect to the notes by the holders of at least a majority in aggregate principal amount of the then-outstanding notes of such series and a waiver of the payment default that resulted from such acceleration);

(b) reduce the percentage of outstanding notes, the consent of the holders of which is required for any such supplemental indenture, or the consent of whose holders is required for any waiver or reduce the quorum required for voting; or

(c) modify any of the provisions of the sections of the indenture relating to supplemental indentures with the consent of the holders, waivers of defaults or securities redeemed in part, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder affected thereby.

The indenture provides that a supplemental indenture that changes or eliminates any covenant or other provision of the indenture that has been included expressly and solely for the benefit of one or more particular series of securities, or that modifies the rights of the holders of the securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of securities of any other series.

The indenture provides that the Company and the trustee may, without the consent of the holders of notes, enter into additional supplemental indentures for one of the following purposes:

●	to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company in the indenture and in the notes;

●	to add to the covenants of the Company or to surrender any right or power conferred on the Company pursuant to the indenture;

●	to establish the form and terms of the notes as permitted by the indenture;

●	to evidence and provide for a successor trustee under the indenture or to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

●

to cure any ambiguity, to correct or supplement any provision in the indenture that may be defective or inconsistent with any other provision of the indenture or to make any other provisions with respect to matters or questions arising under the indenture; provided that no such action pursuant to this clause shall adversely affect the interests of the holders of notes in any material respect;

●	to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of the notes under the indenture;

●	to add any additional events of default with respect to the notes;

●

to supplement any of the provisions of the indenture as may be necessary to permit or facilitate the defeasance and discharge of the notes, provided that such action does not adversely affect the interests of any holder of an outstanding note in any material respect;

●	to make provisions with respect to the conversion or exchange rights of holders of notes;

●	to pledge to the trustee as security for the notes any property or assets;

●	to add guarantees in respect of the notes;

●	to provide for certificated notes in addition to or in place of global notes;

●	to qualify the indenture under the Trust Indenture Act of 1939, as amended;

●

to conform the text of the indenture or the notes to any provision of this “Description of Notes”, to the extent that such provision, in the good faith judgment of the Company, was intended to be a verbatim recitation of a provision of the indenture or such notes; or

●	to make any other change that does not adversely affect the rights of holders of notes in any material respect.

Trustee

The trustee for the notes is U.S. Bank National Association. We have appointed the trustee as the paying agent and registrar with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. The trustee and its affiliates have in the past provided and may from time to time in the future provide banking and other services to us in the ordinary course of their business.

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have provided the trustee with such indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand, subject to certain conditions.

Denominations, Interest, Registration and Transfer

The notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $25 principal amount, in the form of global securities. We will not impose a service charge in connection with any transfer or exchange of any note. See “—Global Notes; Book-Entry Form” for a description of transfer restrictions that apply to the notes.

Global Notes; Book-Entry Form

Global notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of DTC or a nominee of DTC.

Beneficial interests in a global note may be held directly through DTC if the holder is a participant in DTC or indirectly through organizations that are participants in DTC.

Except in the limited circumstances described below and in “—Certificated Securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

We will apply to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants, including Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”). Investors may elect to hold interests in the global notes through either DTC in the U.S. or Clearstream or Euroclear in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the notes. No owner of a beneficial interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global note.

Payments of principal and interest under each global note will be made to DTC or its nominee as the registered owner of such global note. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global note as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global note or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants. The DTC rules applicable to its participants are on file with the SEC.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator has advised us that it is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions.

The information in this section concerning DTC, DTC’s book-entry system, Clearstream and Euroclear has been obtained from sources that we believe to be reliable, but we and the underwriters take no responsibility for the accuracy or completeness thereof.

None of the Company, the trustee or the underwriters will be liable or responsible for DTC, Euroclear or Clearstream.

Certificated Securities

The trustee will exchange beneficial interests in a global note for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

●

DTC notifies us that it is unwilling or unable to continue as depositary for that global note or ceases to be a clearing agency registered under the Exchange Act and, in either case, we do not appoint a successor depositary within 120 days;

●	we, at our option, notify the trustee that we have elected to cause the issuance of notes in definitive form under the indenture; or

●	an event of default has occurred and is continuing.

Settlement and Payment

We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities.

We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the underwriters or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state.

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary only addresses the U.S. federal income tax consequences to holders that acquire the notes pursuant to this offering at their initial offering price and hold the notes as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, without limitation, tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, controlled foreign corporations, passive foreign investment companies, partnerships, S corporations or other pass-through entities, persons whose functional currency is not the U.S. dollar, persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements, and persons that hold the notes in connection with a straddle, hedging, conversion or other risk-reduction transaction.

The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), and applicable Department of Treasury regulations (“Regulations”), court decisions, and rulings and pronouncements of the IRS, all as in effect on the date hereof, and all of which are subject to change, or differing interpretations at any time with possible retroactive effect. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

As used herein, the term “non-U.S. holder” means a beneficial owner of a note that is neither a U.S. holder nor a partnership or an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of the notes.

This summary does not address the tax consequences arising under any state, local or foreign law, or any tax consequences with respect to notes held by any member of the same “expanded group” (as such term is used in Section 385 of the Code) as JMP Group LLC. Furthermore, this summary does not consider the effect of the U.S. federal estate or gift tax laws or the Medicare tax on certain net investment income. JMP Group LLC intends to treat the notes as indebtedness for U.S. federal income tax purposes. This summary also assumes that the notes will be treated as indebtedness for U.S. federal income tax purposes.

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situation, as well as any tax consequences arising under the U.S. federal estate or gift tax rules, under the Medicare tax on certain net investment income or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Payments of Interest

Payments of interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. holder’s regular method of tax accounting). Certain holders that use the accrual method of accounting for U.S. federal income tax purposes generally will be required to include certain amounts in income with respect to the notes no later than the time that such amounts are reflected on certain financial statements of such holders.

Original Issue Discount

It is expected that the notes will not be issued with an issue price that is less than their stated principal amount by more than the statutory de minimis amount. If this is the case, the notes will not be subject to the original issue discount (“OID”) rules. If, however, the stated principal amount of the notes exceeds their issue price by more than the statutory de minimis amount, a U.S. holder will be required to include OID in income for U.S. federal income tax purposes as it accrues under a constant yield method, regardless of such U.S. holder’s method of tax accounting. As a result, U.S. holders may be required to include OID in taxable income prior to the receipt of cash by such U.S. holders. The remainder of this summary assumes that the notes will not be subject to the OID rules.

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

A U.S. holder generally will recognize gain or loss on the sale, redemption, exchange or other taxable disposition of a note in an amount equal to the difference between (i) the proceeds received by the holder in exchange for such note (less an amount attributable to any accrued but unpaid interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and (ii) the U.S. holder’s adjusted U.S. federal income tax basis in the note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the note. In general, a U.S. holder’s adjusted U.S. federal income tax basis in a note will equal the amount paid for the note. Such gain or loss recognized by a U.S. holder on a disposition of a note will be capital gain or loss and will be long-term capital gain or loss if the holder held the note for more than one year. Under current U.S. federal income tax law, net long-term capital gains of individuals and other non-corporate U.S. holders are eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult with their own tax advisors concerning these tax law provisions.

Information Reporting and Backup Withholding

Unless a U.S. holder is an exempt recipient, such as a corporation, payments made with respect to the notes or proceeds from the disposition of the notes may be subject to information reporting and may also be subject to U.S. federal backup withholding at the applicable rate if a U.S. holder fails to comply with applicable U.S. information reporting and certification requirements.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules generally will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished timely to the IRS.

Non-U.S. Holders

Payments of Interest

Subject to the discussion below concerning backup withholding and the Foreign Account Tax Compliance Act, interest paid on a note by us or our agent to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding tax; provided that such interest income is not effectively connected with a U.S. trade or business of the non-U.S. holder (and, in the case of certain tax treaties, is not attributable to a permanent establishment or fixed base within the United States); and provided that:

●

the non-U.S. holder does not actually or by attribution own limited liability company interests in JMP Group LLC representing 10% or more of the total combined voting power of all classes of limited liability company interests in JMP Group LLC that are entitled to vote;

●	the non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to JMP Group LLC actually or by attribution;

●	the non-U.S. holder is not a bank that acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

●

the non-U.S. holder provides the proper variant of IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes the non-U.S. holder’s name and address, and certifies as to non-U.S. status in compliance with applicable law and regulations. Regulations provide special certification rules for notes held by a foreign partnership and other intermediaries; and

●	we or our paying agent do not have actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

If such non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to the 30% U.S. federal tax withholding unless (i) the interest is effectively connected with a U.S. trade or business of such non-U.S. holder (and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States) and such non-U.S. holder satisfies the applicable certification requirements (as discussed below) or (ii) such holder provides us with a properly executed variant of IRS Form W-8 claiming an exemption from (or reduction of) withholding under an applicable income tax treaty.

If interest on a note is effectively connected with a U.S. trade or business of a non-U.S. holder (and, in the case of certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base) within the United States, the non-U.S. holder generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI) and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if the holder were a U.S. holder. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

Subject to the discussion below concerning backup withholding, any gain recognized by a non-U.S. holder on the disposition of a note (other than amounts attributable to accrued and unpaid interest, which are treated as described under “—Non-U.S. Holders—Payments of Interest”) generally will not be subject to U.S. federal income tax or withholding, unless:

●

the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained in the United States by the non-U.S. holder); or

●	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of that disposition, and certain other conditions are met.

If a non-U.S. holder’s gain is described in the first bullet point above, such holder will be subject to tax at regular graduated U.S. federal income tax rates on the net gain generally in the same manner as if such holder were a U.S. holder. If a non-U.S. holder is a foreign corporation that recognizes gain described in the first bullet point above, such holder may also be subject to the branch profits tax equal to 30% (or such lower rate as may be prescribed under an applicable U.S. income tax treaty) of its effectively connected earnings and profits. If a non-U.S. holder is described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain recognized (which gain may be offset by certain U.S.-source capital losses), even though the holder is not considered a resident of the United States. A non-U.S. holder should consult his or her tax advisor regarding the tax consequences of the disposition of the notes.

Information Reporting and Backup Withholding

Non-U.S. holders may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid information reporting and backup withholding with respect to payments on the notes or proceeds from the disposition of the notes. Information returns generally will be filed with the IRS, however, in connection with payments of interest on the notes to non-U.S. holders. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under the backup withholding rules generally will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished timely to the IRS.

Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code (such provisions known as “FATCA”) impose a 30% U.S. withholding tax on certain types of payments made to certain foreign entities. Failure to comply with the additional certification, information reporting and other specified requirements imposed under FATCA could result in U.S. withholding tax being imposed on payments of interest on the notes and certain foreign passthru payments with respect to the notes. Regulations provide that FATCA withholding, if applicable, currently applies to payments of interest and will not apply to certain foreign pass-thru payments received with respect to debt obligations until the date that is two years after the date that final regulations defining the term foreign passthru payments are issued.

The U.S. federal income tax summary set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Underwriting (Conflicts of Interest)

UBS Securities LLC and Morgan Stanley & Co. LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement among us and the representatives on behalf of the underwriters, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the principal amount of notes set forth opposite their respective names below.

Underwriters	Principal Amount of Notes
UBS Securities LLC	$16,200,000
Morgan Stanley & Co. LLC	16,200,000
JMP Securities LLC	–
Wedbush Securities Inc.	3,600,000
Total	$36,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

We have agreed to indemnify the underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.50 per note. The underwriters may allow, and those dealers may reallow, a discount not in excess of $0.45 per note to certain other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Note	Total
Public offering price	100.00%	$36,000,000
Underwriting discounts and commissions to be paid by us	3.15%	$1,134,000
Proceeds, before expenses, to us	96.85%	$34,866,000

The expenses of the offering, not including the underwriting discount, are estimated at $580,000 and are payable by us. We have agreed to reimburse the underwriters for certain expenses, including the fees and disbursements of their legal counsel in an amount not to exceed $125,000, plus an additional amount not to exceed $15,000 relating to clearing this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”).

New Issue of Notes

The notes are a new issue of securities with no established trading market. We intend to apply to list the notes on the NYSE. The listing application will be subject to approval by the NYSE. We expect trading in the notes to begin within 30 days after the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time. We have been advised by the underwriters that they presently intend to make a market in the notes should the notes not be approved for listing. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that we will not, for a period of 30 days after the date of this prospectus without first obtaining the prior written consent of the representatives, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, the underwriters or certain securities dealers may distribute this prospectus by electronic means, such as e-mail.

Conflicts of Interest

JMP Securities LLC, our wholly owned subsidiary, is a member of FINRA, and will participate in distributions of the offered securities. Therefore, a “conflict of interest” exists for JMP Securities LLC within the meaning of FINRA Rule 5121(f)(5)(B). Additionally, JMP Securities LLC and one or more of its affiliates, as defined in FINRA Rule 5121, will have a conflict of interest as defined in FINRA Rule 5121(f)(5)(c)(ii) due to the receipt of more than 5% of the net offering proceeds. Accordingly, this offering will be conducted pursuant to FINRA Rule 5121. In accordance with that rule, no “qualified independent underwriter” is required because JMP Securities LLC is not primarily responsible for managing the offering. To comply with FINRA Rule 5121, client accounts over which JMP Securities LLC or any affiliate has investment discretion are not permitted to purchase the notes, either directly or indirectly, without the specific written approval of the accountholder.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of its business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of certain of the underwriters hold our outstanding 8.00% Senior Notes. As a result, if we determine to use proceeds from this offering to redeem any of those 8.00% Senior Notes, such affiliates of certain underwriters will receive proceeds from this offering. However, the amount of any such proceeds received by any such underwriter or its affiliates will be less than 5% of the net offering proceeds.

Extended Settlement

It is expected that delivery of the notes will be made against payment therefor on or about September 26, 2019, which is the fifth business day following the date of this prospectus (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisor.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (and amendments thereto, including by Directive 2010/73/EU, the “Prospectus Directive”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This document has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. This document is not a prospectus for the purposes of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

In addition, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or persons falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other persons to whom it may otherwise lawfully be distributed (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to, and will be engaged in only with, relevant persons.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal Matters

Orrick, Herrington & Sutcliffe LLP, San Francisco, California, will pass upon certain legal matters for us in connection with the offering of the notes. The underwriters are being represented in connection with the offering of the notes by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Experts

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2018, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find Additional Information

This prospectus is part of a registration statement on Form S-1 we have filed with the SEC under the Securities Act to register the securities offered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in this prospectus. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

JMP Group LLC files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information that we file electronically with the SEC at www.sec.gov, from which interested persons can electronically access the registration statement, of which this prospectus is a part, including the exhibits and schedules thereto. The reports and other information we file with the SEC also are available through our website at www.jmpg.com. The information on our website is not part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

Incorporation of Certain Information by Reference

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This means that we can disclose important information by referring you to those documents. Any information referred to in this way is considered part of this prospectus from the date we file that document. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. You should read carefully the information incorporated herein by reference because it is an important part of this prospectus.

We incorporate by reference into this prospectus and the registration of which this prospectus is a part the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

●	The Annual Report on Form 10-K of JMP Group LLC for the year ended December 31, 2018, filed with the SEC on March 28, 2019;

●	The Quarterly Reports on Form 10-Q of JMP Group LLC for the period ended March 31, 2019, filed with the SEC on May 14, 2019, and the period ended June 30, 2019, filed with the SEC on August 8, 2019;

●

The Current Reports on Form 8-K of JMP Group LLC filed with the SEC on February 6, 2019, March 20, 2019, April 22, 2019, May 13, 2019, June 3, 2019, June 18, 2019, July 3, 2019, and September 6, 2019; and

●	The Definitive Proxy Statement on Schedule 14A of JMP Group LLC filed with the SEC on April 26, 2019.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents referred to above which have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. Written or telephone requests should be directed to JMP Group LLC, 600 Montgomery Street, Suite 1100, San Francisco, California 94111, Attention: Investor Relations; telephone (415) 835-8978.

$36,000,000

JMP GROUP LLC

6.875% Senior Notes due 2029

PROSPECTUS

Joint Book-Running Managers

UBS Investment Bank

Morgan Stanley

Co-Managers

JMP Securities

Wedbush Securities

September 19, 2019